Exhibit 99.1

Press Release
For Investors: Brian Canniffe Head of Investor Relations bcanniffe@aercap.com; +353 1 418 0461	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Pricing of $800 Million

Aggregate Principal Amount of Senior Notes

DUBLIN; November 16, 2017 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today that AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, priced their offering of senior notes, consisting of $800 million aggregate principal amount of 3.50% Senior Notes due 2025 (the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes.

Barclays Capital Inc., Mizuho Securities USA LLC, RBC Capital Markets, LLC, and Santander Investment Securities Inc. are serving as joint book running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on June 22, 2015. Investors should read the accompanying prospectus dated June 22, 2015, the preliminary prospectus supplement relating to the offering dated November 16, 2017 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The prospectus supplement and accompanying prospectus relating to the offering may be obtained from: Barclays Capital Inc., Attention: Syndicate Registration, 745 Seventh Avenue, New York, New York 10019 or by calling toll-free at 1-888-603-5847; Mizuho Securities USA LLC, Attention: Debt Capital Markets, 320 Park Avenue, 12th Fl., New York, New York 10022 or by calling toll-free at 1-866-271-7403; RBC Capital Markets, LLC, Attention: USDCM Transaction Management, 200 Vesey Street, New York, New York 10281 or by calling toll-free at 1-866-375-6829; or Santander Investment Securities Inc., Attention: Debt Capital Markets, 45 East 53rd Street, New York, New York 10022 or by calling toll-free at 1-855-403-3636.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing with, as of September 30, 2017, 1,506 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin 2, Ireland

www.aercap.com

events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com and follow us on Twitter www.twitter.com/aercapnv.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin 2, Ireland

www.aercap.com